    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                           SMITH INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                        95-3822631
          (State or other jurisdiction                           (I.R.S. Employer
       of incorporation or organization)                       Identification No.)

                               16740 HARDY STREET
                                 P.O. BOX 60068
                              HOUSTON, TEXAS 77205
                                 (281) 443-3370
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                 NEAL S. SUTTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           SMITH INTERNATIONAL, INC.
                               16740 HARDY STREET
                                 P.O. BOX 60068
                              HOUSTON, TEXAS 77205
                                 (281) 233-5060
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   Copies to:

               ERIC A. BLUMROSEN                                 THOMAS P. MASON
      GARDERE WYNNE SEWELL & RIGGS, L.L.P.                    ANDREWS & KURTH L.L.P.
           333 CLAY AVENUE, SUITE 800                         600 TRAVIS, SUITE 4200
              HOUSTON, TEXAS 77002                             HOUSTON, TEXAS 77002
                 (713) 308-5533                                   (713) 220-4368

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                        PROPOSED MAXIMUM       PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF             AMOUNT                OFFERING              AGGREGATE              AMOUNT OF
 SECURITIES TO BE REGISTERED     TO BE REGISTERED      PRICE PER UNIT(1)        OFFERING PRICE        REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
  % Senior Notes Due 2007          $150,000,000               100%               $150,000,000             $45,455
========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PRELIMINARY PROSPECTUS (Subject to Completion)
Issued August 22, 1997

                                  $150,000,000

                            Smith International Logo
                              % SENIOR NOTES DUE 2007
                            ------------------------
                        Interest payable      and
                            ------------------------
 The Notes will mature on           , 2007. The Notes will be senior unsecured
obligations of the Company and will rank pari passu in right of payment with the
      Company's obligations under all existing and future senior unsecured indebtedness of the Company (including the bank credit facilities, as defined herein) and senior in right of payment to all existing and future indebtedness of the Company that is by its terms expressly subordinated to the Notes. The
   Notes are not redeemable at any time prior to maturity. The Notes will be represented by one or more Global Securities registered in the name of The
Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants'
interests) and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes -- Book-Entry, Delivery and
                                     Form."
                            ------------------------
SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT
   SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED
                                    HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                       PRICE      % AND ACCRUED INTEREST
                            ------------------------

                                                                      UNDERWRITING
                                                 PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                PUBLIC(1)            COMMISSIONS(2)           COMPANY(3)
                                          ---------------------- ---------------------- ----------------------
Per Note................................            %                      %                      %
Total...................................            $                      $                      $

------------

    (1) Plus accrued interest from           , 1997.
    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
    (3) Before deducting expenses payable by the Company estimated at $525,000.
                            ------------------------

     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Andrews & Kurth L.L.P., counsel for the Underwriters. It is expected that delivery of the
Notes will be made on or about             , 1997, through the book-entry
facilities of the Depositary against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                          ABN AMRO CHICAGO CORPORATION
                                                CHASE SECURITIES INC.

September   , 1997

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT THE NOTES IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS".

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction to any persons to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus or any sale made hereunder does not imply that there has been no change in the affairs of the Company since the date hereto or that the information contained herein or therein is correct as of any time subsequent to the date on which such information is given.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    3
Prospectus Summary..........................................    4
Risk Factors................................................    7
Use of Proceeds.............................................    8
Capitalization..............................................    9
Selected Consolidated Financial Data........................   10
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   11
Business....................................................   18
Description of Notes........................................   21
Underwriters................................................   28
Legal Matters...............................................   29
Experts.....................................................   29

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration

Statement for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and

          (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or suspended, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Investor Relations, Smith International, Inc., 16740 Hardy Street, P.O. Box 60068, Houston, Texas 77205; telephone: (281) 443-3370.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. As used herein, unless the context otherwise requires, the "Company" or "Smith" refers to Smith International, Inc., together with its subsidiaries. In this Prospectus, references to "dollars" and "$" are to United States dollars.

                                  THE COMPANY

     The Company is a leading worldwide supplier of premium products and services to the oil and gas exploration and production industry. The Company provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems and liner hangers. Demand for the Company's products and services is generally determined by the level of exploration and production activity in major energy producing areas and the depth and drilling conditions of these projects. From 1993 to 1996, the Company's revenues and operating income increased from $220.7 million to $1,156.7 million and from $18.6 million to $132.5 million, respectively, representing compounded annual growth rates of 74 percent and 92 percent, respectively. From the first six months of 1996 to the first six months of 1997, revenues increased 46 percent to $740.6 million and operating income increased 75 percent to $97.1 million. The Company was incorporated in the State of California in January 1937 and reincorporated under Delaware law in May 1983. The Company's executive offices are headquartered at 16740 Hardy Street, Houston, Texas 77032 (telephone number 281/443-3370).

     The Company operates through five business units which provide products and services throughout the world. The Company's business units include (i) M-I Fluids which provides drilling and completion fluid systems and services; (ii) M-I SWACO which provides solids control, pressure control and rig instrumentation equipment and waste management services; (iii) Smith Tool which manufactures and sells three-cone drill bits for use in the oil and gas industry and in mining operations; (iv) Smith Drilling & Completions which manufactures and markets products and services used in drilling, workover, well completion, fishing and well re-entry operations; and (v) Smith Diamond Technology which manufactures and markets shear drill bits featuring cutters made of polycrystalline diamond or natural diamond.

                                  THE OFFERING

Securities Offered.........  $150,000,000 aggregate principal amount of      %
                             Senior Notes due 2007 (the "Notes").

Maturity Date..............  September   , 2007.

Interest...................    % per annum.

Interest Payment Dates.....            and           of each year, commencing
                                         , 1998.

Ranking....................  The Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with the Company's obligations under all existing and future senior unsecured indebtedness of the Company (including the bank credit facilities) and senior in right of payment to all existing and future indebtedness of the Company that is expressly subordinated to the Notes.

Redemption.................  The Notes are not redeemable prior to maturity.

Certain Covenants..........  The indenture governing the Notes will contain certain covenants that, among other things, will limit the ability of the Company and its subsidiaries to create liens, enter into sale and lease-back transactions, and, with respect to the Company, engage in mergers and consolidations or transfer substantially all of the Company's assets. See "Description of Notes -- Certain Covenants of the Company."

Use of Proceeds............  The net proceeds from the issuance of the Notes will be used to repay borrowings outstanding under the bank credit facilities. See "Use of Proceeds".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain financial information of the Company and should be read in conjunction with the consolidated financial statements and notes thereto.

                                                                                                            SIX MONTHS
                                                            YEARS ENDED DECEMBER 31,                      ENDED JUNE 30,
                                             -------------------------------------------------------   ---------------------
                                               1992       1993        1994       1995        1996        1996        1997
                                             --------   --------    --------   --------   ----------   --------   ----------
                                                                                                            (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...................................  $210,669   $220,712    $653,901   $874,544   $1,156,658   $509,092   $  740,647
Gross profit...............................    71,535     79,963     221,274    292,540      392,062    171,232      254,459
Operating income...........................    10,260     18,575      60,104     86,248      132,520     55,384       97,095
Net income (loss)..........................    (1,811)    68,328      35,879     45,592       64,444     27,929       45,042
Earnings (loss) per share..................     (0.10)      1.79        0.92       1.16         1.62       0.70         1.12
OTHER DATA:
EBITDA excluding minority interests(1).....  $ 32,997   $ 30,175    $ 67,312   $ 87,619   $  128,747   $ 54,766   $   93,307
Depreciation and amortization..............  $ 22,737   $ 11,600    $ 21,802   $ 25,540   $   31,601   $ 14,058   $   21,632
Ratio of earnings to fixed charges(2)......      1.01        n/a(3)     5.39       5.64         6.70       6.72         7.27
Capital expenditures, net(4)...............  $ 14,912   $  8,100    $ 13,705   $ 25,084   $   61,247   $ 24,451   $   30,927
BALANCE SHEET DATA:
Current assets.............................  $296,224   $255,847    $421,596   $485,291   $  665,277   $603,355   $  757,943
Total assets...............................   370,482    348,386     619,780    702,844    1,074,582    933,281    1,225,216
Current liabilities........................   167,752     79,970     164,247    185,289      300,501    234,937      318,938
Total debt.................................   149,343     46,702     130,852    142,385      303,426    248,813      372,748
Shareholders' equity.......................   149,785    214,466     253,121    300,886      368,536    329,389      413,355

---------------

(1) "EBITDA excluding minority interests" represents the amount of earnings before interest, taxes, depreciation and amortization earned by the Company after reduction for the portion of the respective amounts allocable to the minority interest ownership partner. "EBITDA excluding minority interests" is not a measurement recognized under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(2) For purposes of computing the ratios: "Earnings" consist of "Operating income (loss) from continuing operations", which includes earnings allocable to the minority interest ownership partner, minus (i) interest expense, net plus (ii) fixed charges. "Fixed charges" consist of interest, whether expensed or capitalized, the portion of rental expense estimated to represent a reasonable approximation of the interest component and preferred stock dividend requirements.

(3) As a result of a $19.9 million litigation settlement charge in 1993, the Company's earnings were not sufficient to fully cover the amount of fixed charges by $3.5 million. Excluding the effect of the litigation settlement charge, the Company's ratio of earnings to fixed charges for 1993 was 2.96.

(4) Capital expenditures are presented net of any proceeds arising from lost-in-hole sales and sales of fixed asset equipment replaced.

                                  RISK FACTORS

     This Prospectus does not describe all of the risks of an investment in the Notes. Prospective investors should carefully consider, among other factors, the matters described below.

DEPENDENCE ON OIL AND GAS INDUSTRY

     The Company's business and operations are dependent upon conditions in the oil and gas industry and, specifically, the level of drilling activity in the exploration and production of hydrocarbons. The demand for drilling and related services is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations, local and international political and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves. There can be no assurance that current levels of oil and gas exploration expenditures will be maintained or that demand for the Company's services will reflect the level of such expenditures.

HOLDING COMPANY STRUCTURE AND SUBORDINATION OF NOTES

     The Company conducts a substantial portion of its operations through subsidiaries. Accordingly, the Company relies on dividends and cash advances from its subsidiaries to provide funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of any such subsidiary to pay dividends or make cash advances is subject to applicable laws and the financial condition and operating requirements of such subsidiary.

     The Notes are unsecured obligations of the Company and will rank pari passu in right of payment with the Company's obligations under all existing and future senior unsecured indebtedness of the Company (including the bank credit facilities) and senior in right of payment to all existing and future indebtedness of the Company that is, by its terms, expressly subordinated to the Notes. The Notes are effectively subordinated in right of payment to the liabilities of the subsidiaries of the Company (including claims of trade creditors and tort claimants). In addition, the Notes will be effectively subordinated to all secured debt of the Company and its subsidiaries. As of June 30, 1997, on a pro forma basis giving effect to the Offering (as defined herein) and the application of the net proceeds therefrom, (i) the Company would not have had any outstanding senior secured indebtedness, (ii) the aggregate principal amount of indebtedness outstanding of the subsidiaries of the Company would have been $26,590,000 and (iii) such subsidiaries would have had $96,653,000 of additional borrowing availability under an existing bank credit facility. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all secured indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes outstanding. See "Description of the Notes -- Ranking."

ABSENCE OF A TRADING MARKET FOR THE NOTES

     The Notes are a new issue of securities that have no established trading market and may not be widely distributed. There can be no assurance that an active trading market will develop for the Notes or of the price at which the holders would be able to sell the Notes. The Notes could trade at prices that may be higher or lower than the initial offering price thereof depending upon many factors, including prevailing interest rates, the Company's operating results and the market for similar securities.

                                USE OF PROCEEDS

     The Company expects to use the net proceeds from the sale of the Notes offered hereby (estimated to be $148,500,000) to repay outstanding bank debt under its revolving credit agreements. The Company currently has a $120,000,000 credit facility and guarantees a portion of the $80,000,000 credit facility utilized by the Company's majority-owned subsidiary, M-I L.L.C. ("M-I") (the "bank credit facilities"). The bank credit facilities are unsecured and expire in March 2002. At June 30, 1997, borrowings outstanding under the bank credit facilities equaled $175,200,000 and had a weighted average interest rate of 6.44 percent for the six months ended June 30, 1997. The outstanding debt expected to be repaid from the net proceeds of the offering of the Notes (the "Offering") has been used to finance acquisitions and working capital requirements.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997 (i) on a historical basis and (ii) as adjusted to reflect the Offering and the anticipated application of the estimated net proceeds thereof of $148,500,000. See "Use of Proceeds". This table should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus.

                                                                   JUNE 30, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                  PAR VALUE DATA)
Cash and cash equivalents...................................  $ 24,265     $ 24,265
                                                              ========     ========
Long-term debt:
Notes payable to insurance companies........................  $ 85,778     $ 85,778
Bank revolvers payable......................................   175,200        3,750(1)
Term loans and other........................................    30,918       30,918
Senior notes offered hereby.................................        --      150,000
                                                              --------     --------
          Total long-term debt..............................   291,896      270,446
                                                              --------     --------
Minority interests..........................................   174,002      196,952(1)
Shareholders' equity:
Preferred stock, $1 par value. Authorized 5,000 shares, no
  shares issued and outstanding.............................        --           --
Common stock, $1 par value. Authorized 60,000 shares, issued
  and outstanding 40,281 shares.............................    40,281       40,281
Additional paid-in capital..................................   281,677      281,677
Less treasury securities, 656 common shares.................    (7,702)      (7,702)
Retained earnings...........................................   107,524      107,524
                                                              --------     --------
          Total.............................................   421,780      421,780
                                                              --------     --------
          Total capitalization..............................  $887,678     $889,178
                                                              ========     ========

---------------

(1) The Company's majority-owned subsidiary, M-I, is owned 64 percent by Smith and 36 percent by Halliburton Company. The "as adjusted" amounts reflect the contribution by the minority interest partner of amounts required to retire its portion of the aggregate principal amount of indebtedness outstanding under the M-I bank credit facility anticipated to be repaid with the proceeds of the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company for each of the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the interim periods. The following data should be read in conjunction with the Company's consolidated financial statements and related notes thereto.

                                                                                             SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                        JUNE 30,
                                  ------------------------------------------------------   ---------------------
                                    1992       1993     1994(1)      1995        1996        1996        1997
                                  --------   --------   --------   --------   ----------   --------   ----------
                                                                                                (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues........................  $210,669   $220,712   $653,901   $874,544   $1,156,658   $509,092   $  740,647
Cost of revenues................   139,134    140,749    432,627    582,004      764,596    337,860      486,188
                                  --------   --------   --------   --------   ----------   --------   ----------
Gross profit....................    71,535     79,963    221,274    292,540      392,062    171,232      254,459
Operating expenses..............    61,275     61,388    161,170    206,292      259,542    115,848      157,364
Litigation settlement(2)........        --     19,900         --         --           --         --           --
                                  --------   --------   --------   --------   ----------   --------   ----------
Operating income (loss) from
  continuing operations.........    10,260     (1,325)    60,104     86,248      132,520     55,384       97,095
Interest expense, net...........    10,103      2,202      8,572     12,238       16,445      6,803       11,247
Income tax provision
  (benefit).....................    (1,007)       468      6,815     12,609       26,798     10,794       22,069
Minority interests..............        --         --      8,838     15,809       24,833      9,858       18,737
                                  --------   --------   --------   --------   ----------   --------   ----------
Net income (loss) from
  continuing operations.........     1,164     (3,995)    35,879     45,592       64,444     27,929       45,042
Non-operating (income)
  expense(3)....................     2,975    (72,323)        --         --           --         --           --
Preferred stock dividends.......     1,740        868         --         --           --         --           --
                                  --------   --------   --------   --------   ----------   --------   ----------
Net income (loss) applicable to
  common stock..................  $ (3,551)  $ 67,460   $ 35,879   $ 45,592   $   64,444   $ 27,929   $   45,042
                                  ========   ========   ========   ========   ==========   ========   ==========
Earnings (loss) per share:
  From continuing operations....  $  (0.02)  $  (0.13)  $   0.92   $   1.16   $     1.62   $   0.70   $     1.12
  Net income....................  $  (0.10)  $   1.79   $   0.92   $   1.16   $     1.62   $   0.70   $     1.12
BALANCE SHEET DATA
Current assets..................  $296,224   $255,847   $421,596   $485,291   $  665,277   $603,355   $  757,943
Total assets....................   370,482    348,386    619,780    702,844    1,074,582    933,281    1,225,216
Current liabilities.............   167,752     79,970    164,247    185,289      300,501    234,937      318,938
Long-term debt..................    46,000     46,000    115,000    117,238      228,443    216,348      291,896
Total debt......................   149,343     46,702    130,852    142,385      303,426    248,813      372,748
Shareholders' equity............   149,785    214,466    253,121    300,886      368,536    329,389      413,355
OTHER DATA
Depreciation and amortization...  $ 22,737   $ 11,600   $ 21,802   $ 25,540   $   31,601   $ 14,058   $   21,632
Capital expenditures, net(4)....    14,912      8,100     13,705     25,084       61,247     24,451       30,927

---------------

(1) On February 28, 1994, the Company acquired a 64 percent interest in M-I from Dresser Industries, Inc. in exchange for consideration of $160.0 million.

(2) In September 1993, the Company agreed to settle a class action civil lawsuit which alleged violations of Section 1 of the Sherman Act. The amount recorded by the Company related to the cost of settlement, related legal fees and other costs and expenses.

(3) Non-operating (income) expense for 1993 includes a $1.3 million charge related to the effect of a change in accounting principle and a $73.6 million gain associated with the sale of discontinued operations. The 1992 amount relates to losses from discontinued operations.

(4) Capital expenditures are presented net of any proceeds arising from lost-in-hole sales and sales of fixed asset equipment replaced.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding the Company's financial performance during the periods presented and significant trends which may impact the future performance of the Company. It should be read in conjunction with the consolidated financial statements of the Company and the related notes incorporated by reference herein.

     The Company's primary business is the manufacture and sale of premium products and services to the oil and gas industry's exploration and production sectors. The Company's worldwide operations are largely driven by the level of exploration and production activity in major energy producing areas and the depth and drilling conditions of these projects. The level of worldwide drilling activity is influenced by the prices of oil and natural gas but may also be affected by political actions and uncertainties, environmental concerns, capital expenditure plans of exploration and production companies and the overall level of global economic growth and activity.

     Management anticipates that total worldwide drilling activity will continue to increase from historical activity levels, with the 1997 rate of growth comparable to the 1996 growth rate. The average worldwide rig count increased approximately 7 percent from 1995 to 1996 due to strong North American growth which was driven by higher U.S. land rig activity and record Canadian activity levels. The 1997 worldwide rig count is expected to increase from 1996 levels due to higher North American rig count activity. Management believes that the Company's operations are well positioned to benefit from the expected increase in North American oil and gas drilling activity.

     Management also believes, with the increase in offshore rig dayrates and other fixed costs, operators are shifting exploration and production spending toward value-added, technology-based products which reduce the cost of their overall drilling programs. Additionally, the significant level of extended-reach drilling programs, which often involve more difficult drilling conditions, increases the need for efficient products and services which reduce both drilling time and formation damage. The Company continues to focus on investing in the development of technology-based products that considerably improve the drilling process through increased efficiency and rates of penetration. Management believes the overall savings realized by the use of the Company's premium products, such as polycrystalline diamond drill bits, diamond enhanced three-cone drill bits and synthetic drilling fluids, compensate for the higher costs of these products over their non-premium counterparts.

RESULTS OF OPERATIONS

  Revenues

     The Company operates through five business units which market the Company's products and services throughout the world. The following table presents revenue and average rig count information for the periods shown:

                                    FOR THE THREE MONTHS ENDED JUNE 30,    FOR THE SIX MONTHS ENDED JUNE 30,
                                    -----------------------------------   -----------------------------------
                                          1996               1997               1996               1997
                                    ----------------   ----------------   ----------------   ----------------
                                     AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %
                                    ---------   ----   ---------   ----   ---------   ----   ---------   ----
                                                             (DOLLARS IN THOUSANDS)
Revenues by Business Unit:
  M-I Fluids......................   $157,235     58    $214,714     56    $290,934     57    $420,815     57
  M-I SWACO.......................     18,989      7      31,872      8      36,013      7      59,410      8
  Smith Tool......................     46,494     17      59,799     16      91,721     18     118,041     16
  Smith Drilling & Completions....     33,799     13      57,156     15      64,574     13     104,894     14
  Smith Diamond Technology........     13,755      5      19,622      5      25,850      5      37,487      5
                                     --------    ---    --------    ---    --------    ---    --------    ---
          Total...................   $270,272    100    $383,163    100    $509,092    100    $740,647    100
                                     ========    ===    ========    ===    ========    ===    ========    ===
Revenues by Area:
  U.S.............................   $116,760     43    $152,754     40    $212,142     42    $288,459     39
  Export..........................     17,451      7      24,948      6      30,572      6      45,208      6
  Non-U.S.........................    136,061     50     205,461     54     266,378     52     406,980     55
                                     --------    ---    --------    ---    --------    ---    --------    ---
          Total...................   $270,272    100    $383,163    100    $509,092    100    $740,647    100
                                     ========    ===    ========    ===    ========    ===    ========    ===
Average Annual Active Rig Count:
  U.S.............................        760                934                734                895
  Canada..........................        150                255                243                325
  Non-North America...............        794                812                787                808
                                     --------           --------           --------           --------
          Total...................      1,704              2,001              1,764              2,028
                                     ========           ========           ========           ========

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                      1994             1995              1996
                                                 --------------   --------------   ----------------
                                                  AMOUNT     %     AMOUNT     %      AMOUNT      %
                                                 --------   ---   --------   ---   ----------   ---
                                                               (DOLLARS IN THOUSANDS)
Revenues by Business Unit:
  M-I Fluids...................................  $344,027    53   $495,135    57   $  669,585    58
  M-I SWACO....................................    38,570     6     61,259     7       82,741     7
  Smith Tool...................................   154,912    23    167,116    19      196,691    17
  Smith Drilling & Completions.................    92,095    14    115,245    13      148,722    13
  Smith Diamond Technology.....................    24,297     4     35,789     4       58,919     5
                                                 --------   ---   --------   ---   ----------   ---
          Total................................  $653,901   100   $874,544   100   $1,156,658   100
                                                 ========   ===   ========   ===   ==========   ===
Revenues by Area:
  U.S..........................................  $280,435    43   $358,392    41   $  451,147    39
  Export.......................................    56,421     9     50,454     6       71,470     6
  Non-U.S......................................   317,045    48    465,698    53      634,041    55
                                                 --------   ---   --------   ---   ----------   ---
          Total................................  $653,901   100   $874,544   100   $1,156,658   100
                                                 ========   ===   ========   ===   ==========   ===
Average Annual Active Rig Count:
  U.S..........................................       775              724                779
  Canada.......................................       260              231                270
  Non-North America............................       734              758                793
                                                 --------         --------         ----------
          Total................................     1,769            1,713              1,842
                                                 ========         ========         ==========

  For the Three and Six Months Ended June 30, 1996 and 1997

     M-I Fluids

     M-I Fluids, a division of M-I, provides drilling fluid and completion fluid systems, engineering and technical services to the oil and gas industry. M-I Fluids revenues increased $57.5 million, or 37 percent, over the second quarter of 1996 and $129.9 million, or 45 percent, from the first six months of 1996. The majority of the revenue growth over the prior year relates to the incremental revenues associated with the Anchor Drilling Fluids A.S. ("Anchor") operations, which were acquired in June 1996, and the increased level of deep-water drilling activity in the U.S. Gulf Coast area.

     M-I SWACO

     M-I SWACO, a division of M-I, manufactures and markets equipment and services for solids control, pressure control, rig instrumentation and waste management. M-I SWACO revenues increased $12.9 million and $23.4 million from the second quarter and first six months of 1996, respectively. Increased market share in Latin America coupled with higher drilling activity in the U.S., Canada and Latin America contributed the majority of the revenue variance.

     Smith Tool

     Smith Tool manufactures and sells three-cone bits for use in the oil and gas industry and in mining applications. Smith Tool revenues increased $13.3 million from the second quarter of 1996 and $26.3 million from the first six months of 1996. Increased unit sales and a favorable shift in the sales mix toward premium bits accounted for the revenue growth over the prior year periods. On a geographic basis, revenue growth in the U.S. and Canada, related to higher rig activity, accounted for the majority of the increase from the second quarter of 1996. Increased North America revenues, attributable to higher activity levels, and higher Europe/ Africa revenues, related to the introduction of the new Magnum(TM) Bit line in the North Sea area, accounted for the majority of the growth over the first half of 1996.

     Smith Drilling & Completions

     Smith Drilling & Completions manufactures and markets products and services used in the oil and gas industry for drilling, workover, well completion and well re-entry. Smith Drilling & Completions' revenues increased $23.4 million, or 69 percent, over the second quarter of 1996 and $40.3 million, or 62 percent, from the first six months of 1996. The increase is attributable to the incremental revenues associated with The Red Baron (Oil Tools Rental) Ltd.'s ("Red Baron") and the Tri-Tech Fishing Services, L.L.C.'s operations, which were acquired in October 1996 and April 1997, respectively. Higher levels of re-entry drilling activity in the U.S. Gulf Coast area also contributed to the growth over the prior year.

     Smith Diamond Technology

     Smith Diamond Technology manufactures and markets shear bits featuring cutters made of polycrystalline diamond or natural diamond at its GeoDiamond division. Smith Diamond Technology also manufactures polycrystalline diamond and cubic boron nitride at its MegaDiamond and Supradiamant subsidiaries. These ultrahard materials are used in the Company's three-cone and diamond drill bits and in other specialized cutting tools. Smith Diamond Technology revenues increased $5.9 million, or 43 percent, over the second quarter of 1996 and $11.6 million, or 45 percent, from the first six months of 1996. Higher unit sales in Latin America, Europe/Africa and the Far East, related to increased market penetration, higher activity levels and continued expansion into new markets, account for the year-over-year revenue growth.

  For the Fiscal Years Ended December 31, 1994, 1995 and 1996

     M-I Fluids

     M-I Fluids, a division of the M-I business acquired in February 1994, contributed 65 percent of the Company's revenues in 1996. M-I's 1996 revenues increased $195.9 million, or 35 percent, from 1995, and

1995 revenues increased $173.8 million, or 45 percent, from 1994. The increase over 1995 relates primarily to the incremental revenues associated with the Anchor operations, which were acquired in June 1996, and an increased level of deep-water drilling activity in the U.S. Gulf Coast area. The revenue increase over 1994 was primarily attributable to the inclusion in 1995 of a full year's revenues for acquired operations and higher sales volumes.

     M-I SWACO

     M-I SWACO's 1996 revenues increased $21.5 million, or 35 percent, from 1995, and 1995 revenues increased $22.7 million, or 59 percent, from 1994. The increase over 1995 relates to increased market penetration in Latin America combined with higher drilling activity in Latin America and the U.S. The revenue increase over 1994 was attributable to increased market penetration and drilling activity levels in Latin America.

     Smith Tool

     Smith Tool's 1996 revenues increased $29.6 million, or 18 percent, from 1995, and 1995 revenues increased $12.2 million, or 8 percent, from 1994. The increase over 1995 relates to improved pricing, increased unit sales and a favorable shift in the sales mix toward premium bits. The majority of the increase from 1995 was generated in the United States; however, the introduction of the Magnum line of premium bits in the North Sea contributed to a significant increase in Europe/Africa revenues. Again, higher unit sales, improved pricing in the U.S. and higher non-North American drilling activity levels account for the majority of the revenue increase over 1994.

     Smith Drilling & Completions

     Smith Drilling & Completions' 1996 revenues increased $33.5 million over 1995, and 1995 revenues increased $23.2 million over 1994. The increase in revenues over 1995 relates primarily to the increased level of re-entry activity in the U.S. Gulf Coast area and the addition of the Red Baron operations, which were acquired in October 1996. The variance over 1994 primarily relates to the increased sales volumes associated with higher non-North American drilling activity.

     Smith Diamond Technology

     Smith Diamond's revenues increased $23.1 million, or 65 percent, over 1995, and 1995 revenues increased $11.5 million, or 47 percent, over 1994. Higher unit sales, primarily in the United States and Latin America, driven by increased market growth, new product introductions and continued expansion into markets outside the U.S. account for the increase over 1995. The 47 percent increase over 1994 relates to higher sales volumes in Latin America, Europe/Africa and the Middle East and the inclusion of a full year's revenues for operations acquired during 1994.

     For the periods indicated, the following table summarizes the results of the Company and presents these results as a percentage of total revenues:

                              FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                       JUNE 30,                           JUNE 30,
                            -------------------------------   --------------------------------
                                 1996             1997             1996             1997
                            --------------   --------------   --------------   ---------------
                             AMOUNT     %     AMOUNT     %     AMOUNT     %     AMOUNT     %
                            --------   ---   --------   ---   --------   ---   --------   ----
                                                  (DOLLARS IN THOUSANDS)
Revenues..................  $270,272   100   $383,163   100   $509,092   100   $740,647    100
                            --------   ---   --------   ---   --------   ---   --------   ----
Gross profit..............    90,323    33    133,194    35    171,232    34    254,459     34
Operating expenses........    59,989    22     81,124    21    115,848    23    157,364     21
                            --------   ---   --------   ---   --------   ---   --------   ----
Income before interest and
  taxes...................    30,334    11     52,070    14     55,384    11     97,095     13
Interest expense, net.....     3,764     1      6,013     2      6,803     2     11,247      2
                            --------   ---   --------   ---   --------   ---   --------   ----
Income before income taxes
  and minority
  interests...............    26,570    10     46,057    12     48,581     9     85,848     11
                            --------   ---   --------   ---   --------   ---   --------   ----
Income tax provision......     5,779     2     12,102     3     10,794     2     22,069      3
                            --------   ---   --------   ---   --------   ---   --------   ----
Income before minority
  interests...............    20,791     8     33,955     9     37,787     7     63,779      8
Minority interests........     5,810     2     10,026     3      9,858     2     18,737      2
                            --------   ---   --------   ---   --------   ---   --------   ----
          Net income......  $ 14,981     6   $ 23,929     6   $ 27,929     5   $ 45,042      6
                            ========   ===   ========   ===   ========   ===   ========   ====

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------
                                                 1994             1995              1996
                                            --------------   --------------   ----------------
                                             AMOUNT     %     AMOUNT     %      AMOUNT      %
                                            --------   ---   --------   ---   ----------   ---
                                                          (DOLLARS IN THOUSANDS)
Revenues..................................  $653,901   100   $874,544   100   $1,156,658   100
                                            --------   ---   --------   ---   ----------   ---
Gross profit..............................   221,274    34    292,540    33      392,062    34
Operating expenses........................   161,170    25    206,292    23      259,542    22
                                            --------   ---   --------   ---   ----------   ---
Income before interest and taxes..........    60,104     9     86,248    10      132,520    12
Interest expense, net.....................     8,572     1     12,238     1       16,445     2
                                            --------   ---   --------   ---   ----------   ---
Income before income taxes and minority
  interests...............................    51,532     8     74,010     9      116,075    10
Income tax provision......................     6,815     1     12,609     2       26,798     2
                                            --------   ---   --------   ---   ----------   ---
Income before minority interests..........    44,717     7     61,401     7       89,277     8
Minority interests........................     8,838     1     15,809     2       24,833     2
                                            --------   ---   --------   ---   ----------   ---
          Net Income......................  $ 35,879     6   $ 45,592     5   $   64,444     6
                                            ========   ===   ========   ===   ==========   ===

  Three and Six Months Ended 1997 Versus Three and Six Months Ended 1996

     Total revenues increased $112.9 million, or 42 percent, from the prior year quarter and $231.6 million, or 45 percent, over the first six months of 1996 as the Company experienced growth across all business units and geographic areas. Increased drilling activity levels, particularly deepwater and re-entry activity in the Gulf Coast area, and the addition of acquired operations contributed the majority of the variance. The impact of the acquisitions of Anchor and Red Baron, which each had significant operations in the Eastern Hemisphere, resulted in the Company's revenues outside the U.S. increasing from 58 percent of total revenues for the first six months of 1996 to 61 percent of total revenues for the first six months of 1997.

     Gross profit increased $42.9 million and $83.2 million from the second quarter and first six months of 1996, respectively. The increase in gross profit over the second quarter of 1996 resulted in a 2 percentage point improvement in the Company's gross profit margin over the same period. The variance over the prior year quarter is attributable to the favorable impact of acquired operations and certain price increases enacted during the year.

     Operating expenses, consisting of selling expenses and general and administrative expenses, increased $21.1 million over the second quarter of 1996 and $41.5 million from the first half of 1996; however, as a percentage of revenues, operating expenses for the six month period experienced, a 2 percentage point improvement over the first half of 1996. The increase in absolute dollars relates to increased variable costs associated with the higher level of revenues and incremental costs associated with the acquired operations for which immaterial amounts were included in the first half of 1996.

     Net interest expense, which represents interest expense less interest income, increased $2.2 million and $4.4 million from the second quarter and first half of 1996, respectively. The increase relates to the higher level of borrowings to fund business acquisitions and finance general working capital needs, which increased as a result of the revenue growth experienced by the Company.

     The Company's effective tax rate for the second quarter and first six months of 1997 approximated 26 percent, which is higher than the rate for the comparable periods in the prior year and lower than the U.S. statutory rate. The effective rate increase over the prior year relates primarily to increased profitability in tax jurisdictions with higher statutory rates. The effective rate was lower than the statutory rate, due primarily to the utilization of U.S. net operating loss carryforwards and alternative minimum tax credits.

     Minority interests represent the share of M-I's profits associated with the 36 percent minority partner's interest in those operations and, to a lesser extent, minority interests in investments in other joint ventures held by M-I. Minority interests increased $4.2 million and $8.9 million from the second quarter and first half of 1996 due to the increased profitability of the M-I operations.

  1996 Versus 1995

     Total revenues for 1996 increased $282.1 million, or 32 percent, from the prior year with the Company experiencing growth across all business units and geographic areas. The variance over the prior year is attributable to the increased level of deep-water and re-entry drilling activity in the U.S. Gulf Coast area and the incremental revenues associated with operations acquired during 1996. The impact of the current year acquisitions, which had significant operations in the Eastern Hemisphere, resulted in a shift in the Company's non-U.S. revenues from 59 percent of total revenues in 1995 to 61 percent of total revenues in 1996.

     Gross profit increased $99.5 million, or 34 percent, from the prior year. The higher gross profit resulted in an increase in the Company's gross profit margin from 33 percent in 1995 to 34 percent in 1996. The improvement in margins primarily resulted from the revenue growth and related cost efficiencies generated by the Smith Diamond operations, which were formed in 1995.

     Operating expenses, consisting of selling expenses and general and administrative expenses, increased $53.3 million or 26 percent from the prior year; however, as a percentage of revenues, operating expenses decreased from 23 percent in 1995 to 22 percent in 1996. The increase in absolute dollars is due to increased variable costs associated with the higher level of revenues and incremental costs associated with the acquired business operations for which no amounts were included in the prior year.

     Net interest expense, which represents interest expense less interest income, increased $4.2 million over the prior year. The increase in net interest expense relates to the higher level of borrowings to fund the business acquisitions. To a lesser extent, borrowings required to finance general working capital needs, which increased as a result of the revenue growth experienced by the Company, also contributed to the higher net interest expense amounts.

     The effective tax rate for the year approximated 23 percent which is higher than the prior year's effective rate and lower than the U.S. statutory rate. The effective tax rate was higher than the prior year's rate and lower than the statutory rate due primarily to the impact of U.S. net operating loss carryforwards utilized.

     Minority interests represent the share of M-I's profits associated with the 36 percent minority partner's interest in those operations and, to a lesser extent, minority interests in investments in other joint ventures held by M-I. Minority interests increased $9.0 million from the prior year due to the increased profitability of the M-I operations.

  1995 Versus 1994

     Total revenues for 1995 increased $220.6 million, or 34 percent, from 1994. The increase primarily related to the inclusion of a full year's revenues for operations acquired in 1994. Higher non-U.S. drilling activity, primarily in Latin America, which experienced double digit growth, increased unit sales and improved pricing, also contributed to the increase over 1994.

     Gross profit increased $71.2 million, or 32 percent, from 1994. The increase was due primarily to the impact of acquired operations. In addition, the increase in gross profit reflected higher non-U.S. volumes, due to the higher level of drilling activity, and higher sales in the U.S.

     Operating expenses, consisting of selling expenses and general and administrative expenses, increased $45.1 million or 28 percent from the prior year; however, as a percentage of revenues, operating expenses decreased from 1994. The increase in absolute expenses is due primarily to increased variable costs related to the higher level of revenues and incremental expenses associated with the operations acquired. In addition, the increase in operating expenses reflects the establishment of the Smith Diamond Technology business unit, which was formed in 1995, and the expansion of M-I operations in Latin America.

     Net interest expense, which represents interest expense less interest income, increased $3.6 million from $8.6 million in 1994 to $12.2 million in 1995. The increase in net interest expense was due to higher debt levels necessary to fund working capital requirements and business acquisitions.

     The effective tax rate for the year approximated 17 percent, which is lower than the statutory rate and higher than the prior year's effective rate of 13 percent. The effective tax rate for the year was lower than the statutory rate and higher than the prior year's rate due primarily to the impact of U.S. net operating loss carryforwards utilized.

     Minority interests represent the share of M-I's profits associated with the 36 percent minority partner's interest in those operations and, to a lesser extent, minority interests in investments in other joint ventures held by M-I. Minority interests increased $7.0 million from $8.8 million in 1994 to $15.8 million in 1995. The increase in minority interests was due to the higher level of M-I's earnings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial condition remained strong at June 30, 1997. Working capital at June 30, 1997 increased $74.2 million, or 20 percent, from December 31, 1996.

     The Company's primary internal source of liquidity is cash flow generated from operations. External sources of liquidity include debt and, if needed, equity financing. The Company has U.S. and non-U.S. borrowing facilities for operating and financing needs. During 1997, the Company and M-I amended their revolving line of credit agreements increasing available borrowing capacity to $200 million. At June 30, 1997, the Company had approximately $25 million of funds available under its $200 million and other long-term revolving line of credit facilities. Additionally, the Company had approximately $37 million of non-U.S. short-term borrowing facilities with various banks, which had available borrowing capacity of $20 million. The Company believes funds generated from operations, cash on hand and amounts available under existing credit facilities will be sufficient to finance capital expenditures and other working capital needs for the foreseeable future.

     The Company completed several acquisitions during the first six months of 1997, and management intends to continue evaluating opportunities to acquire products or businesses complementary to the Company's operations. These acquisitions, if they arise, may involve the use of cash or, depending on the size and terms of the acquisition, may require debt or equity financing.

                                    BUSINESS

     The Company is a leading worldwide supplier of premium products and services to the oil and gas exploration and production industry. The Company provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems and liner hangers. Demand for the Company's products and services is generally determined by the level of exploration and production activity in major energy producing areas and the depth and drilling conditions of these projects. From 1993 to 1996, the Company's revenues and operating income increased from $220.7 million to $1,156.7 million and from $18.6 million to $132.5 million, respectively, representing compounded annual growth rates of 74 percent and 92 percent, respectively. From the first six months of 1996 to the first six months of 1997, revenues increased 46 percent to $740.6 million and operating income increased 75 percent to $97.1 million. The Company was incorporated in the State of California in January 1937 and reincorporated under Delaware law in May 1983. The Company's executive offices are headquartered at 16740 Hardy Street, Houston, Texas 77032 (telephone number 281/443-3370).

M-I FLUIDS

     Through a division of its majority-owned subsidiary, the Company is the leading worldwide provider of drilling fluids systems, products and technical services to end users engaged in drilling oil, natural gas and geothermal wells. Drilling fluid products and systems are used to cool and lubricate the bit during drilling operations, contain formation pressures, suspend and remove rock cuttings from the hole and maintain the stability of the wellbore. Technical services are provided to ensure that the products and systems are applied effectively to optimize drilling operations. These services include recommending products and services during the well planning phase; testing drilling fluid properties and recommending adjustments during the drilling phase; and analyzing well results after the project is complete to improve the performance of wells to be drilled in the future.

     M-I Fluids offers water-base, oil-base and synthetic-base drilling fluid systems. Water-base drilling fluids are the most widely utilized system around the world, having application in both land and offshore environments. They are typically comprised of an engineered blend of weighting materials, which are used to contain formation pressures, as well as a broad range of chemical additives, which yield specific drilling performance features required for a given drilling environment. Oil-base drilling fluids are used to drill water-sensitive shales, to reduce torque and drag and to drill in areas where stuck pipe is likely to occur. These systems are low viscosity systems that sharply increase rates of penetration in certain drilling areas of the world. Synthetic-base drilling fluids are used in similar drilling environments and often exceed the superior performance characteristics of oil-base drilling fluids.

     In June 1996, M-I completed the acquisition of Anchor, one of the largest suppliers of products and services in the global drilling fluids industry. The acquisition strengthened M-I's market position in the Eastern Hemisphere drilling fluids market, most notably in the North Sea and West African markets, expanded M-I's offering in synthetic and advanced water-base fluid designs and provided an additional laboratory and technical support facility to complement its facility in Houston, Texas.

     During 1996, M-I also completed the construction of completion fluid mixing and storage facilities at several of its major U.S. supply bases to serve the Gulf Coast completion fluid market. Completion fluids, also known as clear brine fluids, are solids-free, clear salt solutions that have high specific gravities. Combined with a range of specialty chemicals, these fluids are used by operators in the oil and gas industry to control bottom-hole pressures and to meet a well's specific corrosion, inhibition, viscosity and fluid loss requirements during the completion and workover phases. These systems are specially designed to maximize well production by minimizing formation damage that can be caused by solids-laden systems. M-I provides a complete line of completion fluid products and services, including a full range of low- and high-density brines, specialty chemicals, filtration and chemical treatment services used in the reclamation of these specialized fluids and technical engineering and laboratory support services.

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

M-I SWACO

     Through M-I's SWACO division, a complete line of solids control, pressure control, rig instrumentation and waste management services are offered to the worldwide drilling market on both a sale and rental basis. Key products in the pressure control line include the D-Gasser and Super Choke, which hold dominant market positions, as well as the Super Mud Gas Separator, which protects against the large pressure surges encountered in underbalanced drilling operations used in horizontal wells. The solids control product line of shakers, hydroclones and centrifuges has been designed to offer operators the option to drill "dry locations", where drilling fluid waste is minimized and handled in an environmentally safe manner. Swaco's rig instrumentation line features the SMART(TM) and GEO-SMART Data Acquisition Systems, advanced monitoring systems that measure, monitor and display the drilling status of a well with high speed accuracy.

SMITH TOOL

     The Smith Tool business unit is a worldwide leader in the design, manufacture and marketing of drill bits used in drilling oil and gas wells and in mining applications under the Smith Tool(TM) and Smith Mining(TM) product lines. Most bits manufactured by Smith Tool are three-cone drill bits for the petroleum industry, which range in size from 3 1/2 to 28 inches in diameter. These three-cone bits are comprised of two major components -- the body and the cones, which contain different types of pointed structures referred to as "cutting structures" or "teeth". The cutting structures are either an integral part of the steel cone with a hardmetal applied surface (referred to as "milled tooth") or made of an inserted material (referred to as "insert") which is usually tungsten carbide. In the last few years, there has been a significant increase in demand for drill bits in which the tungsten carbide insert is coated with polycrystalline diamond ("PDC"). Products with diamond enhanced inserts last longer and increase penetration rates, which decreases overall drilling costs in certain formations. Smith Tool is the leading provider of drill bits utilizing diamond enhanced insert technology.

SMITH DRILLING & COMPLETIONS

     The Smith Drilling & Completions business unit manufactures and markets product lines used in the oil and gas industry under the following names:
Drilco/Grant, A-Z/Servco, Smith Red Baron, Smith Tri-Tech, TIPSA and Lindsey Completions Systems. In general, all product lines are manufactured, marketed, serviced, sold and maintained by the same management, operations and sales personnel operating on a worldwide basis. Houston, Texas is the sales, management, engineering and manufacturing headquarters for the business unit.

     The Drilco/Grant and TIPSA product groups include rotating drilling heads, automatic connection torque monitoring and control systems, downhole drilling tools, tubular drill string components, drilling tool and production string inspection products and services and machine shop services. The rotating drilling heads are rented and sold to the end users for use in air drilling areas and in underbalanced drilling areas. The downhole tools are sold and rented to the end users and include stabilizers to centralize the drill string and reamers to maintain a uniform hole diameter. The tubular products, manufactured under the Drilco/Grant product group, include (i) drill collars to provide drilling weight to the bit, (ii) Hevi-Wate(TM ) drill pipe to provide stress transition between drill collars and conventional drill pipe or to provide drilling weight to the bit in horizontal drilling, (iii) connecting subs to attach string members of differing diameters and connections and (iv) kellys to rotate the drill string on conventional drilling rigs.

     The A-Z/Servco, Smith Red Baron and Smith Tri-Tech product groups provide downhole remedial re-entry and fishing tools and services for use in connection with the drill string for specialized drilling and workover operations. Products include the patented Reamaster(TM) and Underream-While-Drilling System(TM) which allow two operations to be performed simultaneously. The product group also includes the patented Millmaster(TM) Performance Milling System, the patented Packstock(TM), Anchorstock(TM) Performance Window Cutting System and the newly developed Trackmaster(TM). These products provide a sidetrack or section milling operation to remove a section of casing permitting the well to be re-drilled using the existing casing slot. In addition, the product groups provide hole opening and underreaming services to enlarge the wellbore to allow for annular area for proper cementing of the casing or for gravel pack displacement; packer milling to

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

remove production packers; conventional milling to remove wellbore obstructions; mechanical, hydraulic and explosive pipe cutting to remove casing during a well abandonment; and fishing services to remove wellbore obstructions during workover operations, including coil tubing operations.

     The Lindsey Completion Systems group manufactures, markets and services pocket slip liner hanger systems, liner hangers and accessory completion equipment used in the completion of a wellbore.

SMITH DIAMOND TECHNOLOGY

     Smith Diamond Technology designs, manufactures and markets shear drill bits featuring cutters made of polycrystalline diamond or natural diamond. The Company manufactures polycrystalline diamond and cubic boron nitride at its MegaDiamond and Supradiamant subsidiaries. These ultrahard materials are used in the Company's three-cone and diamond drill bits and in other specialized cutting tools. MegaDiamond developed and uses patented processes for applying diamonds to a curved surface with multiple transition layers. Smith is the only oilfield equipment manufacturer that develops, manufactures and markets its own synthetic diamond materials, which provide the Company a cost and technological advantage. In addition, the Company's in-house diamond research, engineering and manufacturing capabilities enhance the Company's ability to develop the application of diamond technology across other Smith product lines and into several non-energy cutting tool markets. Diamond enhanced products last longer and increase penetration rates, which decreases overall drilling costs in certain formations. The Company believes that its ability to develop specialized diamond inserts for specific applications has and continues to provide new business opportunities such as Diamond Enhanced Insert roller cone bits and Impax(TM) hammer bits as well as non-energy cutting tool applications.

                              DESCRIPTION OF NOTES

     The Notes will be issued pursuant to an Indenture to be dated as of
            , 1997 (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture, including the definitions therein of certain capitalized terms used but not defined herein. The Indenture provides for the issuance from time to time of unsecured debentures, notes (including the Notes offered hereby) or other evidences of indebtedness by the Company ("Securities") in an unlimited amount. Additional Securities may be issued under the Indenture from time to time. Numerical references in parentheses below are to sections in the Indenture.

GENERAL

     Each Note will mature on September   , 2007 and will bear interest at the
rate per annum stated on the cover page hereof from September   , 1997 payable
semiannually on           and           of each year, commencing             ,
1998, to the person in whose name the Note is registered at the close of
business on the           or           preceding such interest payment date.
Interest will be computed on the basis of a 360-day year of twelve 30-day months. The aggregate principal amount of the Notes that may be issued will be limited to $150,000,000. Principal and interest will be payable at the offices of the Trustee and the Paying Agent in the event the Notes do not remain in book-entry form. In addition, in the event the Notes do not remain in book-entry form, at the option of the Company, payment of interest will be made by check mailed to the address of the person entitled thereto as it appears in the register of the Notes (the "Note Register") maintained by the registrar. In the event the Notes do not remain in book-entry form, the Notes will be transferable and exchangeable at the office of the registrar and any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple thereof. The Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers and exchanges.

RANKING

     The Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with the Company's obligations under all existing and future senior unsecured indebtedness of the Company (including indebtedness incurred under the Company's bank credit facilities) and senior in right of payment to all existing and future indebtedness of the Company that is, by its terms, expressly subordinated to the Notes. See "Risk Factors -- Holding Company Structure and Subordination of Notes".

REDEMPTION

     The Notes are not redeemable at any time prior to maturity.

CERTAIN COVENANTS OF THE COMPANY

     The Indenture governing the Notes does not contain any restrictions on the payment of dividends or any financial covenants. The Indenture does not contain provisions which would afford holders of the Notes protection in the event of a transfer of assets to a subsidiary and incurrence of unsecured debt by such subsidiary, or in the event of a decline in the Company's credit quality resulting from highly leveraged or other similar transactions involving the Company.

     The following covenants apply to all series of Securities, including the Notes.

     Limitation on Indebtedness Secured by a Lien. The Indenture provides that neither the Company nor any Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any lien, pledge, mortgage, security interest, conditional sale or other title retention agreement or other similar encumbrance ("Lien") on any Principal Property of the Company or a Subsidiary unless the Company secures or causes such Subsidiary to secure the Securities equally and ratably with, or prior to, such secured Indebtedness. This restriction will not apply to Indebtedness secured by (i) Liens on any Principal Property of any Person which existed prior to the time (A) such Person becomes a Subsidiary, (B) such Person merges into or consolidates with a Subsidiary of the Company or (C) a Subsidiary of the Company merges into or consolidates with such Person in a transaction in which such Person becomes a Subsidiary of the Company, provided that such Liens were not created in anticipation of or in connection with any transaction described in clauses (A), (B) or (C) above; (ii) Liens in favor of the Company or a Subsidiary; (iii) Liens on any Principal Property of the Company or a Subsidiary in favor of the United States of America or any state or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payment pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the Principal Property subject to such Liens; (iv) Liens on any Principal Property subsequently acquired by the Company or any Subsidiary, contemporaneously with such acquisition or within 180 days thereafter, to secure or provide for the payment of any part of the purchase price, construction or improvement of such Principal Property, or Liens assumed by the Company or any Subsidiary upon any Principal Property subsequently acquired by the Company or any Subsidiary which were existing at the time of such acquisition, provided that the amount of any Indebtedness secured by any such Lien created or assumed does not exceed the cost to the Company or Subsidiary, as the case may be, of the Principal Property covered by such Lien; (v) Liens existing on the date of issuance of the Notes;
(vi) Liens representing the extension, renewal or refunding of any Lien referred to in the foregoing clauses (i) through (v), inclusive, so long as such Lien does not extend to any other Principal Property and the Indebtedness so secured by any such Lien is not increased; (vii) Liens for taxes and governmental charges not yet due or which are being contested in good faith; (viii) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; and (ix) any other Lien, other than Liens referred to in the foregoing clauses (i) through (viii), inclusive, so long as the aggregate of all Indebtedness secured by Liens pursuant to this clause (ix) and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time (not including those in connection with which the Company has voluntarily retired funded Indebtedness as provided in the Indenture) does not exceed 10% of Consolidated Net Tangible Assets. (Section 10.7).

     Limitation on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either (i) the Company or such Subsidiary would be entitled, pursuant to the foregoing covenant relating to "Limitation on Indebtedness Secured by a Lien", to create, assume, guarantee or suffer Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Lien on the property to be leased without equally and ratably securing the Securities or
(ii) the Company or such Subsidiary, within 120 days after the effective date of such transaction, applies an amount equal to the greater of (x) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and
(y) the Value of such Sale and Lease-Back Transaction, to the voluntary retirement of the Securities or other Senior Indebtedness of the Company or such Subsidiary. (Section 10.8).

     Certain Definitions. "Consolidated Net Tangible Assets" is defined in the Indenture to mean total consolidated assets of the Company and its Subsidiaries, less (i) current liabilities of the Company and its Subsidiaries, and (ii) the net book amount of all intangible assets of the Company and its Subsidiaries.

     "Capital Stock" is defined in the Indenture to mean any and all shares, interests, participations or other equivalents in the equity interest (however designated) in any Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person.

     "Indebtedness" is defined in the Indenture to mean (i) long-term liabilities representing borrowed money or purchase money obligations as shown on the liability side of a balance sheet (other than liabilities evidenced by obligations under leases), (ii) indebtedness secured by any Lien existing on property owned subject to such Lien, whether or not such secured indebtedness has been assumed and (iii) contingent obligations in respect of, or to purchase or otherwise acquire, any such indebtedness of others described in the foregoing clauses (i) or (ii) above, including guarantees and endorsements (other than for purposes of collection in the ordinary course of business of any such indebtedness).

     "Person" is defined in the Indenture to mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or any other entity.

     "Principal Property" is defined in the Indenture to mean any manufacturing plant, processing plant or any mining facility or property owned or leased by the Company or any Subsidiary, any Capital Stock or Indebtedness of a Subsidiary or any other property or right owned by or granted to the Company or any Subsidiary and used or held for use in any of the principal businesses conducted by the Company or any Subsidiary, except for any such property or right which, in the opinion of the Board of Directors of the Company as set forth in a Board Resolution adopted in good faith, is not material to the total business conducted by the Company and its Subsidiaries considered as one enterprise.

     "Sale and Lease-Back Transaction" is defined in the Indenture to mean the leasing by the Company or a Subsidiary for a period of more than three years of any Principal Property which has been sold or is to be sold or transferred by the Company or any such Subsidiary to any party (other than the Company or a Subsidiary).

     "Significant Subsidiary" is defined in the Indenture to mean any Subsidiary
(i) which, as of the close of the fiscal year of the Company immediately preceding the date of determination, contributed more than 10% of the consolidated net operating revenues of the Company and its Consolidated Subsidiaries for such year or (ii) the total assets of which as of the close of such immediately preceding fiscal year exceeded 10% of the Consolidated Net Tangible Assets of the Company and its Consolidated Subsidiaries.

     "Subsidiary" is defined in the Indenture to mean (a) a corporation, a majority of whose Voting Stock is at the time, directly or indirectly, owned by any Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person, (b) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50% of the assets of such partnership upon its dissolution, or (c) any other Person (other than a corporation or partnership) in which such Person, directly or indirectly, at the date of determination thereof, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Value" is defined in the Indenture to mean, with respect to any particular Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction and (ii) the fair value in the opinion of the Board of Directors of the Company of such property at the time of the Company's entering into such Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term.

     "Voting Stock" means all classes of Capital Stock of a Person then outstanding normally entitled to vote in elections of directors or Persons performing similar functions, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any other party, unless, among other things, (i) the corporation formed by such consolidation or into which the Company is merged or the party which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, is organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company's obligations on the Securities and under the Indenture by means of an indenture supplemental to the Indenture; and (ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing. (Section 8.1).

EVENTS OF DEFAULT

     An Event of Default is defined in the Indenture to mean (i) default for 30 days in the payment of any interest upon the Securities; (ii) default in the payment of the principal of or premium, if any, on the Securities when due either at maturity or upon acceleration, redemption or otherwise; (iii) default by the Company in the performance of any other of the covenants or warranties in the Indenture applicable to the Company which shall not have been remedied for a period of 60 days after notice of default; and (iv) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. Within 90 days after the occurrence of any default under the Indenture, the Trustee is required to notify the Holders of the Securities of any default unless, in the case of any default other than a default in the payment of principal of or premium, if any, or interest on any Securities, a trust committee of the Board of Directors or Responsible Officers of the Trustee in good faith considers it in the interest of the Holders of the Securities not to do so. (Section 5.1).

     The Indenture provides that if an Event of Default, other than an Event of Default as described in clause (iv) in the above paragraph shall have occurred and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding may declare the entire principal and accrued interest of the Securities to be due and payable immediately. If an Event of Default described in clause (iv) in the above paragraph occurs, the principal amount shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Any time after acceleration with respect to the Securities has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Securities, may, under certain circumstances, rescind and annul such acceleration. The Holders of a majority in principal amount of the Outstanding Securities may waive any past defaults under the Indenture with respect to the Securities, except defaults in payment of principal of or premium, if any (other than by a declaration of acceleration), or interest on the Securities or provisions that may not be modified or amended without the consent of the Holders of all Outstanding Securities.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its covenants and agreements under the Indenture.

     Subject to certain conditions set forth in the Indenture, the Holders of a majority in principal amount of the then Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee under the Indenture in respect of the Securities. No Holder of any Securities shall have any right to cause the Trustee to institute any proceedings, judicial or otherwise, with respect to the Indenture or any remedy thereunder unless, among other things, the Holder or Holders of Securities shall have offered to the Trustee reasonable indemnity against costs, expenses and liabilities relating to such proceedings.

     The Indenture provides that, in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, Securities owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any Affiliate of the Company.

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may, without the consent of the Holders, modify or amend the Indenture in order to (i) evidence the succession of another corporation to the Company and the assumption by any such successor corporation of the covenants of the Company in the Indenture and in the Securities; (ii) add to the covenants, agreements and obligations of the Company for the benefit of the Holders of the Securities; (iii) add any additional Events of Default to the Indenture; (iv) add to or change any of the provisions of the Indenture necessary to permit the issuance of the Securities in bearer form, registrable as to principal, and with or without interest coupons; (v) evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee; or (vi) cure any ambiguity, or correct or supplement any provision of the Indenture which may be inconsistent with any other provision of the Indenture, provided such action does not adversely affect the interest of the Holders of the Securities. (Section 9.1).

     Modification or amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities, except that no such modification or amendment may, without the consent of the Holders of all then Outstanding Securities, (i) change the due date of the principal of, or any installment of principal of or interest on, any Securities; (ii) reduce the principal amount of, or any installment of principal or interest or rate of interest on, or any premiums payable on redemption of, any Securities; (iii) reduce the principal amount of any Securities payable upon acceleration of the maturity thereof; (iv) change the place or the currency of payment of principal of, or any premium or interest on, any Securities; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Securities on or after the due date thereof; (vi) reduce the percentage in principal amount of Securities then Outstanding, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (vii) modify certain provisions of the Indenture regarding the amendment or modification of, or waiver with respect to, any provision of the Indenture or the Securities. (Section 9.2).

DISCHARGE OF THE INDENTURE

     The Indenture shall, upon the written request or order of the Company, cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities therein expressly provided for), when (i) either (A) all Securities theretofore authenticated and delivered (other than (1) Securities which have been destroyed, lost or stolen and which have been replaced or paid and (2) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all such Securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year, and the Company in the case of
(A)(1) or (2) above, has deposited or caused to be deposited with the Trustee an amount in Dollars sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the stated maturity date, as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 4.1).

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its obligations with respect to the Securities (except for certain obligations to exchange or register the transfer of the Securities, to replace stolen, lost or mutilated Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of the Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on the Securities on the respective Stated Maturities in accordance with the terms of the Indenture and the Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, accompanied by a ruling to the effect received from or published by the Internal Revenue Service.

     Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants described under the captions "Certain Covenants of the Company -- Limitation on Indebtedness Secured by a Lien" and "Certain Covenants of the Company -- Limitation on Sale and Lease-Back Transactions" above, and that such omission will be deemed not to be or result in an Event of Default in each case with respect to each series of Securities. In order to do so, the Company will be required to deposit, in trust for the benefit of the Holders of the Securities, money or U.S. Government Obligations, or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on the Securities on the respective Stated Maturities in accordance with the terms of the Indenture and the Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of the Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event the Company exercises this option with respect to the Securities and the Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust will be sufficient to pay amounts due on the Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Securities upon any acceleration resulting from such Event of Default. In such case, the Company will remain liable for such payments.

THE TRUSTEE

     The Bank of New York will be the Trustee under the Indenture. Its address is 101 Barclay Street, New York, New York 10286. The Company has also appointed the Trustee as the initial registrar and as the initial Paying Agent under the Indenture.

     The Indenture will contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In the event the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act of 1939), however, it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes to be sold as set forth herein will be issued in the form of a fully registered Global Certificate (the "Global Certificate"). The Global Certificate will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of its nominee (such nominee being referred to herein as the "Global Certificate Holder") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement or similar agreement between the Depositary and the Trustee.

     Except as set forth below, the Global Certificate may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised the Company and the Underwriters as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

     The Depositary has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amount of the Notes purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Certificate is limited to such extent.

     All payments on the Global Certificate registered in the name of the Depositary's nominee will be made by the Company through the Paying Agent to the Depositary's nominee as the registered owner of the Global Certificate. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payments of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor the Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Certificate. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Certificate as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interests in the Global Certificate will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or indirect participants.

     The Company will issue Notes in definitive form in exchange for the Global Certificate if, and only if, either (1) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, (2) an Event of Default has occurred and is continuing and the Trustee has received a request from the Depositary to issue Notes in definitive form in lieu of all or a portion of the Global Certificate (in which case the Company shall deliver Notes in definitive form within 30 days of such request), or (3) the Company determines not to have the Notes represented by a Global Certificate. In any such instance, an owner of a beneficial interest in the Global Certificate will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral whole multiples thereof and will be issued in registered form only, without coupons.

     So long as the Global Certificate Holder is the registered owner of the Global Certificate, the Global Certificate Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Certificates. Beneficial owners of Notes evidenced by the Global Certificate will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of the Notes set forth after their names below:

                                                              PRINCIPAL AMOUNT
                            NAME                                  OF NOTES
                            ----                              ----------------
Morgan Stanley & Co. Incorporated...........................    $
ABN AMRO Chicago Corporation................................
Chase Securities Inc........................................
                                                                ------------
                                                                $150,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes if any are taken.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
     % of the principal amount of the Notes. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of      % of the principal
amount of the Notes to certain other dealers. After the initial public offering of the Notes, the public offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Underwriters have engaged in transactions with and performed various investment banking and other services for the Company in the past, and may do so from time to time in the future.

     Affiliates of certain of the Underwriters lend to, and engage in general financing and banking transactions with, the Company and its affiliates and will receive a portion of the repayment to be made by the Company under its bank credit facilities with the proceeds of the Offering. See "Use of Proceeds". Because more than 10 percent of the net proceeds of the Offering, not including the underwriting commissions, will be paid to affiliates of Underwriters who are members of the National Association of Security Dealers, Inc. (the "NASD"), the Offering is being conducted pursuant to Rule 2710(c)(8) of the NASD's Conduct Rules.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Neal S. Sutton, Senior Vice President, General Counsel and Secretary of the Company, and by Gardere Wynne Sewell & Riggs, L.L.P., counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in this Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            SMITH INTERNATIONAL LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement. All expenses are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.........  $ 45,455
Rating agency fees..........................................   180,000
Trustee's fees and expenses.................................    10,000
Blue sky fees (including counsel fees)......................     3,000
Accounting fees.............................................    40,000
Legal services and expenses.................................   100,000
Printing and engraving fees.................................    75,000
Miscellaneous...............................................    71,545
                                                              --------
          Total.............................................  $525,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company, as a Delaware corporation, has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. The Restated Certificate of Incorporation of the Company and the Restated Bylaws of the Company permit indemnification in accordance with the DGCL. Reference is made to the Restated Certificate of Incorporation and the Restated Bylaws of the Company.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation contains such a provision.

     The above discussion of the Company's Restated Certificate of Incorporation and Restated Bylaws and of Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Restated Certificate of Incorporation, Restated Bylaws and statutes.

ITEM 16.  EXHIBITS.

     The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3:

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           1.1           -- Form of proposed Underwriting Agreement.
           4.1           -- Form of proposed Indenture, between Smith International,
                            Inc. and The Bank of New York, as Trustee.
           4.2*          -- Form of proposed Notes.
           5.1           -- Opinion of Neal S. Sutton, Esq. as to legality of the
                            securities registered hereby.
           5.2           -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P. as to
                            legality of the securities registered hereby.
          12.1           -- Computation of Ratio of Earnings to Fixed Charges of the
                            Company.
          23.1           -- Consent of Arthur Andersen LLP.
          23.2           -- Consent of Neal S. Sutton (set forth in the opinion filed as Exhibit 5.1).
          23.3           -- Consent of Gardere Wynne Sewell & Riggs, L.L.P. (set
                            forth in the opinion filed as Exhibit 5.2).
          24             -- Powers of attorney (set forth on the signature page
                            hereof).
          25.1           -- Statement of Eligibility of Trustee on Form T-1.

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     (b) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY
REFERENCE. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) INCORPORATED ANNUAL AND QUARTERLY REPORTS. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (h) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) REGISTRATION STATEMENT PERMITTED BY RULE 430A. The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 21st day of August, 1997.

                                          SMITH INTERNATIONAL, INC.

                                          By:      /s/ DOUGLAS L. ROCK
                                            ------------------------------------
                                                      Douglas L. Rock,
                                             Chief Executive Officer, President
                                                             and
                                                  Chief Operating Officer

                               POWER OF ATTORNEY

     Each of the undersigned hereby constitutes and appoints Neal S. Sutton and John J. Kennedy, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact, with full power to execute in his name, place and stead, in any and all capacities this Registration Statement, together with any and all amendments (including any and all pre- and post-effective amendments thereto) to such Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requested to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, and each of them, or the substitute or substitutes of either of them, shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                 /s/ DOUGLAS L. ROCK                   Chief Executive Officer,         August 21, 1997
-----------------------------------------------------    President and Chief Operating
                   Douglas L. Rock                       Officer (Principal Executive
                                                         Officer)

                /s/ LOREN K. CARROLL                   Executive Vice President and     August 21, 1997
-----------------------------------------------------    Director
                  Loren K. Carroll

                 /s/ JOHN J. KENNEDY                   Senior Vice President and Chief  August 21, 1997
-----------------------------------------------------    Financial Officer (Principal
                   John J. Kennedy                       Financial and Accounting
                                                         Officer)

               /s/ BENJAMIN F. BAILAR                  Director                         August 21, 1997
-----------------------------------------------------
                 Benjamin F. Bailar

                  /s/ G. CLYDE BUCK                    Director                         August 21, 1997
-----------------------------------------------------
                    G. Clyde Buck

                 /s/ JAMES R. GIBBS                    Director                         August 21, 1997
-----------------------------------------------------
                   James R. Gibbs

                 /s/ JERRY W. NEELY                    Director                         August 21, 1997
-----------------------------------------------------
                   Jerry W. Neely

                 /s/ H. MOAK ROLLINS                   Director                         August 21, 1997
-----------------------------------------------------
                   H. Moak Rollins

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          1.1            -- Form of proposed Underwriting Agreement.
          4.1            -- Form of proposed Indenture, between Smith International,
                            Inc. and The Bank of New York, as Trustee.
          4.2*           -- Form of proposed Notes.
          5.1            -- Opinion of Neal S. Sutton, Esq. as to legality of the
                            securities registered hereby.
          5.2            -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P. as to
                            legality of the securities registered hereby.
         12.1            -- Computation of Ratio of Earnings to Fixed Charges of the
                            Company.
         23.1            -- Consent of Arthur Andersen LLP.
         23.2            -- Consent of Neal S. Sutton (set forth in the opinion filed as Exhibit 5.1).
         23.3            -- Consent of Gardere Wynne Sewell & Riggs, L.L.P. (set
                            forth in the opinion filed as Exhibit 5.2).
         24              -- Powers of attorney (set forth on the signature page
                            hereof).
         25.1            -- Statement of Eligibility of Trustee on Form T-1.

---------------

* To be filed by amendment.